UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Arne Jacobsens Allé 7, 7th floor

DK-2300 Copenhagen S, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 19, 2024, Cadeler A/S (the “Company”) issued an announcement including the notice of its upcoming 2023 annual report. A copy of the announcement is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Announcement dated March 19, 2024, regarding the Company’s notice of its upcoming 2023 annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S
(Registrant)

Dated:	March 19, 2024	By: /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer